
September 17, 2021

Julian Adams
Chief Executive Officer
Gamida Cell Ltd.
5 Nahum Heftsadie Street
Givaat Shaul, Jerusalem 91340 Israel

> **Re: Gamida Cell Ltd.**
> **Registration Statement on Form S-3**
> **Filed September 13, 2021**
> **File No. 333-259472**

Dear Dr. Adams:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joshua Kaufman, Esq.